05038645

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TL&A Insurance Distribution LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cityplace - 18th Floor
(No. and Street)

Hartford (City) CT (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Laverty 860-308-6786
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza (Address) Hartford (City) CT (State) 06103-4103 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TL&A INSURANCE DISTRIBUTION LLC

Table of Contents

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
TL&A Insurance Distribution LLC:

We have audited the accompanying statements of financial condition of TL&A Insurance Distribution LLC, Inc. (the "Company") as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the period March 1, 2004 to December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

TL&A INSURANCE DISTRIBUTION LLC

Statement of Financial Condition

December 31, 2004

Assets

		2004
Cash	$	202,380
Prepaid expenses		13,767
Total assets	$	216,147

Liabilities and Member's Equity

Accrued expenses	$	21,900
Total liabilities		21,900
Member's equity		194,247
Total liabilities and member's equity	$	216,147

See accompanying notes to financial statements.

TL&A INSURANCE DISTRIBUTION LLC

Statement of Operations

For the period ended December 31, 2004

	2004
Revenue:	
Fees from affiliate	
Total Revenue	$ -
Expenses:	-
General and administrative	205,753
Net loss	$ (205,753)

See accompanying notes to financial statements.

TL&A INSURANCE DISTRIBUTION LLC

Statement of Changes in Member's Equity

For the period ended December 31, 2004

Member's equity as of March 1, 2004	$	-
Paid-in Capital		400,000
Net loss		(205,753)
Member's equity as of December 31, 2004	$	194,247

See accompanying notes to financial statements.

TL&A INSURANCE DISTRIBUTION LLC

Statement of Cash Flows

For the period ended December 31, 2004

	2004
Cash flows from operating activities:	
Net loss	$ (205,753)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(13,767)
Accrued expenses	21,900
Total adjustments	8,133
Net cash used in operating activities	(197,620)
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Paid in Capital	400,000
Net cash provided by financing activities	400,000
Net change in cash	202,380
Cash at beginning of the period	-
Cash at end of the period	$ 202,380

See accompanying notes to financial statements.

(1) Basis of Presentation

TL&A Insurance Distribution LLC (TID), a Delaware limited liability company, is a registered limited business broker/dealer under the Securities Exchange Act of 1934. TID was created on March 1, 2004 and is a direct wholly-owned subsidiary of The Travelers Insurance Company (TIC), which is an indirect wholly owned subsidiary of Citigroup Inc. As of December 31, 2004, TID has not commenced operations which would result in recognition of revenue.

(2) Summary of Significant Accounting Policies

a) *Recognition of Revenue*

Fees from affiliate represent revenues paid to TID by TIC for wholesaling services and are recognized as these services are rendered.

b) *Income Taxes*

For federal income tax purposes, TID is deemed to be a single-member disregarded entity. Accordingly, TID's earnings are taxable to the investor, and therefore no tax provision has been made in these financial statements.

c) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Related Party

TIC, under an expense sharing agreement with TID, incurs certain expenses principally salaries and employee benefits. These expenses are allocated to TID by TIC. It is the intention that TIC neither realize a profit nor incur a loss as a result of the expense sharing agreement with TID. TIC allocated $205,753 of expenses to TID in 2004.

(4) Net Capital Requirements

TID is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its first year of operation. At December 31, 2004, TL&A Insurance Distribution LLC had net capital of $180,480, which is in excess of its net capital requirement of $5,000. TID's ratio of aggregate indebtedness to net capital was .12 to 1.00 at December 31, 2004.

As a limited business broker/dealer TID is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Paragraph (k)(1) thereof and from Rule 17a-13 of the Securities Exchange Act of 1934 under the provisions of Paragraph (a) thereof.

(5) Subsequent Event

On January 31, 2005, Citigroup Inc. announced that it had agreed to sell The Travelers Insurance Company, The Travelers Life and Annuity Company, Citicorp Life Insurance Company, First Citicorp Life Insurance Company, Citicorp International Life Insurance Company, The Travelers Life and Annuity Reinsurance Company, and certain other domestic and international insurance to MetLife, Inc. pursuant to an Acquisition Agreement. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Citigroup currently anticipates that the intended sale would be completed in the third quarter of 2005.

TL&A INSURANCE DISTRIBUTION LLC

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

		2004
Net capital:		
Total member's equity	$	194,247
Deductions and/or charges:		
Prepaid expenses		13,767
Net capital after deductions	$	180,480
Aggregate indebtedness	$	21,900
Computation of basic net capital requirement:		
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	175,480
Ratio: Aggregate indebtedness to net capital		.12 to 1

Note: The above computation does not differ materially from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2004 filed with the National Association of Securities Dealers on January 26, 2005.

KPMG

KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors of
TL&A Insurance Distribution LLC:

In planning and performing our audit of the financial statements and supplemental schedule of TL&A Insurance Distribution LLC for the period ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2005